Exhibit 99.1

The transactions described in this report involve securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transactions described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

July 10, 2018

Press Release

Company name: Showa Shell Sekiyu K.K.

Representative Director, President, Executive Officer, CEO

Tsuyoshi Kameoka

(Company Code: 5002, TSE 1st Section)

Contact person:

Tomoji Nakamura, General Manager, Public Affairs Division

(TEL: +81-3-5531-5793)

Company name: Idemitsu Kosan Co., Ltd.

Representative Director and CEO: Shunichi Kito

(Company Code: 5019, TSE 1st Section)

Contact person:

Koji Tokumitsu, General Manager, Investor Relations Office, Treasury Department

(TEL: +81-3-3213-9307)

Announcement Regarding Execution of Business Integration Agreement

Showa Shell Sekiyu K.K. (“Showa Shell”) and Idemitsu Kosan Co., Ltd. (“Idemitsu Kosan”) (collectively, the “Companies”) have taken steps toward the business integration of the Companies since the Companies announced on July 30, 2015 that the Companies had entered full-scale discussions toward a business integration. Further, in order to use the time in the run-up to realizing the business integration in the most effective manner, and take advantage of synergies beforehand, the Companies (i) executed the “Agreement Regarding Enhancement and Promotion of the Business Collaboration” on May 9, 2017 to form a business group before the business integration, and to enhance and promote business collaboration, and (ii) under the alliance name “Brighter Energy Alliance”, have strived to further enhance the competitiveness of the Companies’ groups, deepening the business collaboration over a wide range of business areas, as well as accelerating a variety of processes toward the business integration. In this connection, the Companies hereby announce that (i) the Companies respectively held boards of directors meetings today and executed an agreement regarding the business integration (the “Business Integration Agreement”) as the best method of enhancing enterprise value, and (ii) the Companies decided to realize the business integration (the “Business Integration”) on April 1, 2019, through procedures such as the execution of a share exchange agreement, by implementing a share exchange (the “Share Exchange”), in which Idemitsu Kosan will distribute its shares to shareholders of Showa Shell and acquire all of the issued shares of Showa Shell.

The Share Exchange is subject to the approval of the relevant domestic and foreign competition authorities. Also, the Companies aim to execute a share exchange agreement (the “Share Exchange Agreement”) by October 2018, and implement the Share Exchange subject to the approval of the Share Exchange Agreement at the extraordinary shareholders’ meetings of the Companies to be respectively held by December 2018.

Further, common shares of Showa Shell will be delisted at the first section of Tokyo Stock Exchange before the effective date of the Share Exchange.

As set forth in today’s press release by Idemitsu Kosan, titled “Announcement Regarding Execution of Agreement with Our Major Shareholders”, Idemitsu Kosan has agreed with its major shareholders that if certain conditions are satisfied, the major shareholders shall exercise their voting rights at Idemitsu Kosan’s extraordinary shareholders’ meeting to be held hereafter, to approve (i) the proposal to approve the Share Exchange Agreement, and (ii) the matters to be proposed and generally related to a shareholders’ meeting concerning a share exchange.

1.	Purpose of the Business Integration

The core businesses of Showa Shell and Idemitsu Kosan are oil refining and distribution services in Japan. The Companies have operated their businesses in order to accomplish their social missions to provide a stable supply of energy, which is fundamental for the lives of people, and to support energy security in Japan.

The domestic oil industry faces structural challenges such as a medium to long-term decline in the demand for oil products, and overcapacity, which materially influences current and future management not only of the Companies but also of dealers, distributors, transport companies, and cooperative companies that have been working alongside the Companies. Considering that the business environment surrounding the Companies is becoming more challenging, it is not acceptable that the synergies that will be created by the business collaboration and the benefits to be enjoyed are delayed any further because the business integration is behind schedule. Also, the Companies, which are energy related companies, are facing a number of challenges such as environmental countermeasures represented by ESG and SDGs, and higher social demands regarding the governance.

In this challenging business environment, Idemitsu Kosan executed a share purchase agreement to acquire Showa Shell shares from subsidiary companies of Royal Dutch Shell plc, the largest shareholder of Showa Shell, and entered full-scale discussions with Showa Shell toward the business integration as set forth in the press release of July 30, 2015 by Idemitsu Kosan, titled “Announcement Regarding Acquisition of Showa Shell Sekiyu K.K. Shares (33.3% of the voting rights) from Royal Dutch Shell plc”, and held progressive discussions with Showa Shell concerning the business integration in order to create an industry-leading company with an unparalleled competitive position by combining the respective strengths and consolidating the management resources of the Companies, as set forth in the press release of November 12, 2015 by the Companies, titled “Execution of Memorandum of Understanding Regarding the Business Integration of Showa Shell Sekiyu K.K. and Idemitsu Kosan Co., Ltd.”

Also, in order to use the time in the run-up to realizing the business integration in the most effective manner, under the alliance name “Brighter Energy Alliance”, the Companies are energetically examining measures to realize synergies in the respective overlapping business areas (crude oil & marine, refining, demand-supply, logistics, distribution, and corporate sectors), as set forth in the press release of May 9, 2017 by the Companies, titled “Execution of Agreement Regarding the Enhancement and Promotion of the Business Collaboration of Showa Shell Sekiyu K.K. and Idemitsu Kosan Co., Ltd.” As a result, the Companies now anticipate achieving on our objectives early, deriving synergies from the alliance amounting to 25 billion yen in three years. Furthermore, the Companies are setting their sights on achieving synergies amounting to 30 billion yen in three years.

However, considering that the business environment surrounding the Companies is becoming more challenging, the Companies recognize that they urgently need to implement the business integration of the Companies, and produce further synergies.

In this connection, the boards of directors meetings of the Companies resolved today to realize the Business Integration on April 1, 2019, through procedures such as the execution of a share exchange agreement, by implementing the Share Exchange. Showa Shell and Idemitsu Kosan intend to reinforce the enterprise value of the Companies by implementing the Business Integration, (i) in the short term, by maximizing the creation of synergies and aiming to create an entity with unparalleled competitiveness, and (ii) in the medium to long-term, by evolving in earnest to be a genuinely sustainable entity from the comprehensive perspective of business structure and initiatives concerning environment, society and governance.

2.	Outline of the Business Integration

(1)	Method and schedule for the Business Integration

The Companies will carry out the Share Exchange, subject to approval at the extraordinary shareholders’ meetings of the Companies to be held in December 2018. The share exchange ratio of the Share Exchange will be fairly determined through an agreement between the Companies, by using the respective share prices of Showa Shell and Idemitsu Kosan as the main criterion, and based on the results of due diligence reviews to be mutually carried out by Showa Shell and Idemitsu Kosan and the profit of the Companies’ shareholders, etc.

The Companies will proceed with the Business Integration according to the tentative schedule below. If it is necessary to amend the schedule because of notifications to the relevant authorities, etc. such as the procedures required by the relevant domestic and foreign competition authorities, registrations, acquisition of permissions/approvals, or other preparations for the Business Integration, or for other reasons, the Companies will announce the amended schedule upon mutual discussion and agreement.

Execution of the share exchange agreement (agreement of share exchange ratio)	October 2018 (scheduled)
Extraordinary shareholders’ meetings of Showa Shell and Idemitsu Kosan	December 2018 (scheduled)
Date of Delisting (Showa Shell)	March 29, 2019 (scheduled)
Effective date of the Share Exchange	April 1, 2019 (scheduled)

The Companies have agreed that if (i) the Share Exchange Agreement has not been executed by the end of March 2019, or (ii) the proposal to approve the Share Exchange Agreement is disapproved at the extraordinary shareholders’ meeting of either Showa Shell or Idemitsu Kosan, the Business Integration Agreement will become invalid.

(2)	Management structure after the Business Integration, etc.

(a)	Initial directors and representative directors after the implementation of the Business Integration

•

After the implementation of the Business Integration, the basic approach to select members of the board of directors at Idemitsu Kosan will be fair, merit-based and based on “the right person in the right place” concept, regardless of the company of which such directors are from, in order to maximize the enterprise value of the Companies.

•

As for the initial directors of Idemitsu Kosan after implementing the Business Integration, three candidates to be directors will be nominated by Showa Shell, and five candidates to be directors will be nominated by Idemitsu Kosan. Two candidates to be directors recommended by the major shareholders of Idemitsu Kosan are included in the candidates to be directors nominated by Idemitsu Kosan. However, candidates to be directors who will assume office as independent outside directors are not included in the abovementioned candidates to be directors.

•

With regard to candidates to be directors nominated by Showa Shell and candidates to be directors recommended by the major shareholders of Idemitsu Kosan, at the extraordinary shareholders’ meeting concerning the approval of the Share Exchange Agreement, Idemitsu Kosan will submit proposals to appoint directors in which the candidates will assume office as Idemitsu Kosan’s directors on April 1, 2019, subject to a condition precedent that the Share Exchange becomes effective.

•

With regard to the initial representative directors of Idemitsu Kosan after implementing the Business Integration, Showa Shell and Idemitsu Kosan will respectively nominate two candidates, and the candidates nominated by Showa Shell will assume office as the representative directors of Idemitsu Kosan on April 1, 2019.

(b)	Tradename

“Idemitsu Showa Shell” (written in Japanese Characters) is planned to be the tradename after the Business Integration is implemented. The actual operations of the tradename, including the tradename outside Japan, will be determined upon mutual discussion.

(c)	Existing brand

For a certain period after the Business Integration is implemented, the existing brand of the Companies will be used.

(d)	Corporate governance

With regard to the corporate governance structure of Idemitsu Kosan after the Business Integration is executed, the basic policy is that we will (i) actively adopt concepts indicated in the Corporate Governance Code, such as appointing four or more independent outside directors, (ii) ensuring transparent management by enhancing the monitoring function of the board of directors, and (iii) ensuring rapid and decisive business management by boldly transferring authority to the executives.

(e)	Policy regarding organization structure and human affairs

•

The Companies will promptly consult with each other and agree to an organization structure which aims to create a sense of coherent unity within the group of Showa Shell and Idemitsu Kosan, and realize the maximization of synergies.

•

With regard to the initial executive officers (excluding general managers of refineries and complexes) in charge of the corporate departments and of two or more departments of the petroleum business, general managers, and branch managers of Idemitsu Kosan after the Business Integration is implemented, the Companies will respectively appoint such persons in the same number, and as for those of other departments, the present structure will, in principle, be maintained with consideration for business continuity.

(3)	Shareholder return policy after the implementation of the Business Integration

Upon discussions, Showa Shell and Idemitsu Kosan will establish and announce, by the extraordinary shareholders’ meetings of the Companies concerning the approval of the Share Exchange Agreement, a medium-term management plan for FY 2019 to FY 2021 (the “Fiscal Years subject to the Plan”) after the Business Integration is implemented, which takes into account expected effects from the Share Exchange. Showa Shell and Idemitsu Kosan will show, in the medium-term management plan, certain amounts as the final profit objective (current net profit) for the Fiscal Years subject to the Plan, and the accumulated total amount of such amounts, which the Companies assume will be 500 billion yen or more.

After the Business Integration is implemented, separate from the acquisition of treasury shares as set forth in “3. Acquisition of Treasury Shares by Idemitsu Kosan” below, Idemitsu Kosan will return the final profit for the Fiscal Years subject to the Plan to its shareholders at a certain rate, which is 50% or more (no less than 10% of such shareholder return will be allotted to the acquisition of treasury shares for each Fiscal Year subject to the Plan).

3.	Acquisition of Treasury Shares by Idemitsu Kosan

Idemitsu Kosan will acquire its 12 million treasury shares by Idemitsu Kosan’s extraordinary shareholders’ meeting concerning the approval of the Share Exchange Agreement. Idemitsu Kosan’s board of directors’ meeting resolved today to acquire its treasury shares pursuant to its articles of incorporation, under the provision of Article 459, paragraph 1 of the Companies Act of Japan. For more details, please refer to today’s press release by Idemitsu Kosan, titled “Announcement Regarding Acquisition of Treasury Shares”.

4.	Discussion, etc. of the Special Committee of Showa Shell at the Execution of the Business Integration Agreement

In order to secure a transparent and fair decision-making process in relation to the Business Integration, Showa Shell held discussion, etc. of the special committee and obtained consent from all directors (excluding Daisuke Seki and Katsumi Saito, both of whom may have interests in the Business Integration) and all auditors of Showa Shell, because Idemitsu Kosan has certain interests in the Business Integration. The special committee has four members, who are as follows: Norio Otsuka, Yuko Yasuda, Midori Miyazaki and Kenji Yamagishi, each of whom is an independent director/auditor of Showa Shell.

5.	Outline of the Parties to the Business Integration

1	Corporate Name	Showa Shell Sekiyu, K.K.		Idemitsu Kosan Co., Ltd.
2	Principal Office	2-3-2 Daiba, Minato-ku, Tokyo		3-1-1 Marunouchi, Chiyoda-ku, Tokyo
3	Name and title of representative	Tsuyoshi Kameoka, Representative Director, President, Executive Officer, CEO		Shunichi Kito, Representative Director & Chief Executive Officer
4	Description of business	Oil Business (mainly imports, exports, refining, storage and sales of crude oil and petroleum products), Energy Solutions Business (Solar, Electric Power), etc.		Petroleum refining and manufacture and sale of oil products Manufacture and sale of petrochemical products
5	Capital	34,197 million yen (as of March 31, 2018)		168,351 million yen (as of March 31, 2018)
6	Date of establishment	August 1, 1942		March 30, 1940
7	Major shareholders and their shareholding ratio	Idemitsu Kosan Co., Ltd.	31.25%	Nissho Kosan K.K.	13.04%
		Aramco Overseas Company B.V.	14.96%	Idemitsu Culture and Welfare Foundation	5.96%
		The Master Trust Bank of Japan, Ltd. (Trust account)	5.76%	Idemitsu Museum of Arts Foundation	3.85%
		Japan Trustee Services Bank, Ltd. (Trust account)	3.78%	Japan Trustee Services Bank, Ltd. (Trust account)	3.33%
		The Shell Petroleum Company Limited	1.99%	The Master Trust Bank of Japan, Ltd. (Trust account)	3.27%
		BNY GCM CLIENT ACCOUNT JPRD ISG (FE-AC)	1.90%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.47%
		The Anglo-Saxon Petroleum Company Limited	1.80%	Sumitomo Mitsui Banking Corporation	2.47%
		Trust & Custody Services Bank, Ltd.(Securities Investment Trust Account)	1.09%	Sumitomo Mitsui Trust Bank, Limited	2.47%
		STATE STREET BANK WEST CLIENT - TREATY 505234	0.96%	Munakata Godo Kaisha	2.39%
		Japan Trustee Services Bank, Ltd. (Trust account 5) (as of June 30, 2018)	0.96%	Idemitsu Employee Stockholders Committee (as of March 31, 2018)	2.37%
8	Relationships between the parties
	Capital relationship	As of today, Idemitsu Kosan owns 117,761,200 shares of Showa Shell (equivalent to 31.25% of the total number of issued shares).
	Personnel relationship

Two directors of Showa Shell (Daisuke Seki and Katsumi Saito) assumed office as Idemitsu Kosan’s directors in the past.

In addition, Idemitsu Kosan accepted two persons from Showa Shell (Masayuki Kobayashi and Katsuaki Shindome) as outside members of the expanded management committee.

	Transaction relationship	The Companies have executed the Agreement Regarding the Enhancement and Promotion of the Business Collaboration, and formed a business group, and are enhancing and promoting business collaboration.
	Status as a related party	Showa Shell is Idemitsu Kosan’s equity method affiliated company and therefore, Showa Shell is a related party.

Note: “To approve revisions of the Company’s Articles of Association” was approved at the 106th annual general meeting of shareholders of Showa Shell, held on March 28, 2018. As a result, the 107th business year of Showa Shell shall be 15 months commencing on January 1, 2018 and ending on March 31, 2019.

End

This document includes “forward-looking statements” that reflect the plans and expectations of Showa Shell Sekiyu, K.K. and Idemitsu Kosan Co., Ltd. (the “Companies”) in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the group of the Companies after the business integration (the “Group”)) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the Group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in costs of crude oil and other materials and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of the Companies, as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as securities;

(5)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;

(6)	rise in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)

the Companies’ being unable to complete the Business Integration or there being changes in the method or the terms of the Business Integration, due to the reasons such that the Companies are not able to execute the Share Exchange Agreement, the necessary procedures including approval of the Share Exchange Agreement by the shareholders meetings of the Companies are not implemented;

(9)	status of the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and

(10)	inability or difficulty of realizing synergies or added value by the Business Integration by the Group.